SANLUIS Corporación S.A. de C.V.
Monte Pelvoux 220-8° Piso Lomas de Chapultepec
11000 México, D.F. Tel.: [redacted]

SANLUIS CORPORACION

06011344

82-2867

SEC MAIL PROCESSING RECEIVED
FEB 28 2006
WASH. D.C. 192 SECTION

By FEDEX

February 27, 2006

SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

To whom it may concern

Attached you could find a copy of the Consolidated Financial Information of SANLUIS Corporation, S.A. de C.V., for the Fourth Fiscal Quarter 2005.

Please, confirm the reception of this information with Antonio Olivo to the e-mail address aolivo@sanluiscorp.com.mx or by telephone to the number (5255) 5229-5844.

If you have any question or comment, do not hesitate to contact me

Best Regards

PROCESSED
MAR 07 2006
THOMSON FINANCIAL

Antonio Olivo
SANLUIS Corporación, S.A. de C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2005**
SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 31 DE DICIEMBRE DE 2005 Y 2004
(Miles de Pesos)

Impresión Previa

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**7,435,628**	**100**	**8,000,567**	**100**
2	**ACTIVO CIRCULANTE**	**2,055,057**	**28**	**2,245,302**	**28**
3	EFECTIVO E INVERSIONES TEMPORALES	311,750	4	174,289	2
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	846,216	11	899,525	11
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	150,282	2	185,809	2
6	INVENTARIOS	501,949	7	605,591	8
7	OTROS ACTIVOS CIRCULANTES	244,860	3	380,088	5
8	**LARGO PLAZO**	**78,958**	**1**	**73,538**	**1**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	8,145	0	7,536	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	68,138	1	63,287	1
11	OTRAS INVERSIONES	2,675	0	2,715	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**4,289,035**	**58**	**4,724,009**	**59**
13	INMUEBLES	1,236,377	17	1,247,783	16
14	MAQUINARIA Y EQUIPO INDUSTRIAL	5,422,644	73	5,577,349	70
15	OTROS EQUIPOS	179,352	2	180,781	2
16	DEPRECIACION ACUMULADA	2,679,075	36	2,460,228	31
17	CONSTRUCCIONES EN PROCESO	129,737	2	178,324	2
18	**ACTIVO DIFERIDO (NETO)**	**905,469**	**12**	**957,718**	**12**
19	**OTROS ACTIVOS**	**107,109**	**1**	**0**	**0**
20	**PASIVO TOTAL**	**4,532,857**	**100**	**4,998,664**	**100**
21	**PASIVO CIRCULANTE**	**1,693,407**	**37**	**1,750,734**	**35**
22	PROVEEDORES	792,807	17	881,955	18
23	CREDITOS BANCARIOS	351,957	8	383,206	8
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	0	0	0	0
26	OTROS PASIVOS CIRCULANTES	548,643	12	485,573	10
27	**PASIVO A LARGO PLAZO**	**2,751,320**	**61**	**3,190,118**	**64**
28	CREDITOS BANCARIOS	2,751,320	61	3,186,748	64
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	0	0	3,370	0
31	**CREDITOS DIFERIDOS**	**0**	**0**	**0**	**0**
32	**OTROS PASIVOS**	**88,130**	**2**	**57,812**	**1**
33	**CAPITAL CONTABLE**	**2,902,771**	**100**	**3,001,903**	**100**
34	**PARTICIPACION MINORITARIA**	**1,804,849**	**62**	**1,875,812**	**62**
35	**CAPITAL CONTABLE MAYORITARIO**	**1,097,922**	**38**	**1,126,091**	**38**
36	**CAPITAL CONTRIBUIDO**	**2,369,290**	**82**	**2,369,290**	**79**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	27,942	1	27,942	1
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	965,385	33	965,385	32
39	PRIMA EN VENTA DE ACCIONES	1,375,963	47	1,375,963	46
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**(1,271,368)**	**(44)**	**(1,243,199)**	**(41)**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	5,785,934	199	5,849,398	195
43	RESERVA PARA RECOMPRA DE ACCIONES	555,843	19	555,843	19
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(7,591,636)	(262)	(7,584,975)	(253)
45	**RESULTADO NETO DEL EJERCICIO**	(21,509)	(1)	(63,465)	(2)

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2005**
SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Previa**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**311,750**	**100**	**174,289**	**100**
46	EFECTIVO	184,010	59	174,289	100
47	INVERSIONES TEMPORALES	127,740	41	0	0
18	**CARGOS DIFERIDOS**	**905,469**	**100**	**957,718**	**100**
48	GASTOS AMORTIZABLES (NETO)	168,421	19	193,882	20
49	CREDITO MERCANTIL	416,468	46	423,047	44
50	IMPUESTOS DIFERIDOS	286,336	32	313,917	33
51	OTROS	34,244	4	26,872	3
21	**PASIVO CIRCULANTE**	**1,693,407**	**100**	**1,750,734**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	1,428,543	84	1,455,150	83
53	PASIVOS EN MONEDA NACIONAL	264,864	16	295,584	17
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**548,643**	**100**	**485,573**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	3,119	1	3,370	1
58	OTROS PASIVOS CIRCULANTES SIN COSTO	545,524	99	482,203	99
27	**PASIVO A LARGO PLAZO**	**2,751,320**	**100**	**3,190,118**	**100**
59	PASIVO EN MONEDA EXTRANJERA	2,751,320	100	3,190,118	100
60	PASIVO EN MONEDA NACIONAL	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	0	0	0	0
30	**OTROS CREDITOS**	**0**	**100**	**3,370**	**100**
63	OTROS CREDITOS CON COSTO	0	0	3,370	100
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**0**	**100**	**0**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	0	0	0	0
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**88,130**	**100**	**57,812**	**100**
68	RESERVAS	88,130	100	57,812	100
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(7,591,636)**	**100**	**(7,584,975)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	(126,211)	(2)	(126,211)	(2)
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(7,465,425)	(98)	(7,458,764)	(98)

FILE No. 82-2867

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2005**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

OTROS CONCEPTOS

(Miles de Pesos)

Impresión Previa

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	361,650	494,568
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	82,679	96,609
74	NUMERO DE FUNCIONARIOS (*)	15	18
75	NUMERO DE EMPLEADOS (*)	1,143	1,111
76	NUMERO DE OBREROS (*)	4,518	4,633
77	NUMERO DE ACCIONES EN CIRCULACION (*)	289,729,708	289,729,708
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

FILE No. 82-2867

CLAVE DE COTIZACION: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

TRIMESTRE: **4** AÑO: **2005**

ESTADO DE RESULTADOS
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2005 Y 2004
(Miles de Pesos)

CONSOLIDADO

Impresión Previa

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**6,840,992**	**100**	**6,934,805**	**100**
2	COSTO DE VENTAS	5,690,387	83	5,787,351	83
3	**RESULTADO BRUTO**	**1,150,605**	**17**	**1,147,454**	**17**
4	GASTOS DE OPERACION	783,296	11	857,955	12
5	**RESULTADO DE OPERACION**	**367,309**	**5**	**289,499**	**4**
6	COSTO INTEGRAL DE FINANCIAMIENTO	183,727	3	148,837	2
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**183,582**	**3**	**140,662**	**2**
8	OTRAS OPERACIONES FINANCIERAS	31,472	0	126,406	2
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**152,110**	**2**	**14,256**	**0**
10	PROVISION PARA IMPUESTOS Y P.T.U.	166,784	2	187,831	3
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(14,674)**	**0**	**(173,575)**	**(3)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	2,517	0	6,225	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(12,157)**	**0**	**(167,350)**	**(2)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	6,480	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**(12,157)**	**0**	**(173,830)**	**(3)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	(7,997)	0	(140,838)	(2)
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**(4,160)**	**0**	**(32,992)**	**0**
19	PARTICIPACION MINORITARIA	17,349		30,473	0
20	RESULTADO NETO MAYORITARIO	(21,509)		(63,465)	(1)

FILE No. 82-2867

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2005**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Previa

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**6,840,992**	**100**	**6,934,805**	**100**
21	NACIONALES	2,365,635	35	2,021,412	29
22	EXTRANJERAS	4,475,357	65	4,913,393	71
23	CONVERSION EN DOLARES (***)	616,821	9	580,154	8
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**183,727**	**100**	**148,837**	**100**
24	INTERESES PAGADOS	377,737	206	330,456	222
25	PERDIDA EN CAMBIOS	0	0	4,824	3
26	INTERESES GANADOS	16,199	9	8,339	6
27	GANANCIA EN CAMBIOS	110,711	60	0	0
28	RESULTADO POR POSICION MONETARIA	(67,100)	(37)	(178,104)	(120)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**31,472**	**100**	**126,406**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	31,472	100	126,406	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**166,784**	**100**	**187,831**	**100**
32	I.S.R.	48,255	29	64,922	35
33	I.S.R. DIFERIDO	89,872	54	96,052	51
34	P.T.U.	19,790	12	22,693	12
35	P.T.U. DIFERIDA	8,867	5	4,164	2

(***) DATOS EN MILES DE DOLARES

FILE No. 82-2867

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2005**
SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE RESULTADOS **CONSOLIDADO**
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Previa

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	7,244,674	7,163,960
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	6,840,992	6,934,805
39	RESULTADO DE OPERACION (**)	367,309	289,499
40	RESULTADO NETO MAYORITARIO (**)	(21,509)	(63,465)
41	RESULTADO NETO (**)	(4,160)	(32,992)

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: SANLUIS TRIMESTRE: 4 AÑO: 2005

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE OCTUBRE AL 31 DE DICIEMBRE DE 2005 Y 2004

(Miles de Pesos)

Impresión Previa

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**1,713,705**	**100**	**1,792,392**	**100**
2	COSTO DE VENTAS	1,397,784	82	1,510,055	84
3	**RESULTADO BRUTO**	**315,921**	**18**	**282,337**	**16**
4	GASTOS DE OPERACION	193,968	11	229,226	13
5	**RESULTADO DE OPERACION**	**121,953**	**7**	**53,111**	**3**
6	COSTO INTEGRAL DE FINANCIAMIENTO	52,952	3	(24,040)	(1)
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**69,001**	**4**	**77,151**	**4**
8	OTRAS OPERACIONES FINANCIERAS	46,979	3	11,682	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**22,022**	**1**	**65,469**	**4**
10	PROVISION PARA IMPUESTOS Y P.T.U.	38,587	2	151,776	8
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(16,565)**	**(1)**	**(86,307)**	**(5)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	984	0	3,115	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(15,581)**	**(1)**	**(83,192)**	**(5)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	(19,338)	(1)
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**(15,581)**	**(1)**	**(63,854)**	**(4)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	48	0	(4,686)	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**(15,629)**	**(1)**	**(59,168)**	**(3)**
19	PARTICIPACION MINORITARIA	23,652	1	(8,505)	0
20	RESULTADO NETO MAYORITARIO	(39,281)	(2)	(50,663)	(3)

FILE No. 82-2867

CLAVE DE COTIZACION: SANLUIS
SANLUIS CORPORACION , S. A. DE C. V.

TRIMESTRE: **4** AÑO: **2005**

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Previa

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**1,713,705**	**100**	**1,792,392**	**100**
21	NACIONALES	731,938	43	544,211	30
22	EXTRANJERAS	981,767	57	1,248,181	70
23	CONVERSION EN DOLARES (***)	159,934	9	152,337	8
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**52,952**	**100**	**(24,040)**	**100**
24	INTERESES PAGADOS	105,848	200	93,854	390
25	PERDIDA EN CAMBIOS	0	0	(53,530)	(223)
26	INTERESES GANADOS	4,429	8	1,839	8
27	GANANCIA EN CAMBIOS	23,254	44	0	0
28	RESULTADO POR POSICION MONETARIA	(25,213)	(48)	(62,525)	(260)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**46,979**	**100**	**11,682**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	46,979	100	11,682	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**38,587**	**100**	**151,776**	**100**
32	I.S.R.	10,616	28	40,521	27
33	I.S.R. DIFERIDO	19,515	51	104,146	69
34	P.T.U.	858	2	3,686	2
35	P.T.U. DIFERIDA	7,598	20	3,423	2

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2005**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2005 Y 2004

(Miles de Pesos)

Impresión Previa

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**(4,160)**	**(32,992)**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	410,944	556,377
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**406,784**	**523,385**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	290,866	275,980
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**697,650**	**799,365**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(470,299)	(618,972)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	0	(1,396)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(470,299)**	**(620,368)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(89,890)**	**(189,944)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	137,461	(10,947)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	174,289	185,236
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	311,750	174,289

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2005**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Previa

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**410,944**	**556,377**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	334,495	392,987
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	76,449	163,390
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**290,866**	**275,980**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	53,309	(172,245)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	103,642	(131,849)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	129,423	314,414
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(89,148)	273,967
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	93,640	(8,307)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(470,299)**	**(618,972)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	169,869	(368,017)
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	(435,428)	(243,598)
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	0	0
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(201,119)	0
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(3,621)	(7,357)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**0**	**(1,396)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	0	(1,396)
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(89,890)**	**(189,944)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(89,890)	(172,419)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	0	(17,525)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2005**

SANLUIS CORPORACION , S. A. DE C. V.

RAZONES Y PROPORCIONES

INFORMACION CONSOLIDADA

Impresión Previa

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	(0.06)	%	(0.48)	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	(1.96)	%	(5.64)	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	(0.06)	%	(0.41)	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	6.31	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(1,612.98)	%	(539.84)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.92	veces	0.87	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.59	veces	1.47	veces
8	ROTACION DE INVENTARIOS (**)	11.34	veces	9.56	veces
9	DIAS DE VENTAS POR COBRAR	39	días	41	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	12.16	%	9.24	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	60.96	%	62.48	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.56	veces	1.67	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	92.21	%	92.93	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	64.15	%	67.53	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	0.97	veces	0.88	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.51	veces	1.39	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.21	veces	1.28	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.92	veces	0.94	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.45	veces	0.45	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	18.41	%	9.96	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	5.95	%	7.55	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	4.25	%	3.98	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	1.85	veces	2.42	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	100.00	%	99.77	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	0.00	%	0.23	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	100.00	%	90.77	%

(**) INFORMACION ULTIMOS DOCE MESES

FILE No. 82-2867

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2005**

SANLUIS CORPORACION , S. A. DE C. V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Previa

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	(.07)	$	(.26)
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	.00	$	.00
3	UTILIDAD DILUIDA POR ACCION (**)	$	.00	$	.00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	(.04)	$	(.69)
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	.00	$	.03
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	(.03)	$	(.58)
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	.00	$	.00
8	VALOR EN LIBROS POR ACCION	$	3.79	$	3.89
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	.00	$	.01
10	DIVIDENDO EN ACCIONES POR ACCION		.00 acciones		.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		.89 veces		.80 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		(45.30) veces		(14.17) veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		.00 veces		.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Previa

r4: LOS GASTOS DE OPERACIÓN INCLUYEN LA DEPRECIACIÓN Y AMORTIZACIÓN DEL AÑO POR $334,495 EN 2005 Y $ 392,987 EN 2004 VER RENGLÓN C-13 DEL ESTADO DE CAMBIOS.

Los cálculos del anexo de Datos por Acción se realiza con información de los últimos doce meses, y el número de acciones que se toman para el cálculo son 289,729,708 acciones en circulación a la fecha de los estados financieros.

C06: La variación presentada en el estado de cambios, está influenciada por efectos de inflación y devaluación de la moneda, sin embargo, en términos de dólares se realizaron amortizaciones reales a la deuda por un monto neto de US$ 19.1 millones.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

**COMENTARIOS Y ANALISIS DE LA ADMINISTRACION
SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA**

ANEXO 1

CONSOLIDADO
Impresión Previa

SANLUIS Corporación, S.A. de C.V. y subsidiarias
Resultados al 4o. Trimestre de 2005
(Cifras en millones de US dólares)

México D.F. a 24 de febrero de 2006

SANLUIS Corporación, S.A. de C.V. (BMV: SANLUIS), una empresa industrial mexicana dedicada a la manufactura de autopartes (componentes de Suspensión y Frenos), informa sus resultados obtenidos en el cuarto trimestre de 2005.

- Las ventas del cuarto trimestre de 2005 fueron de US$ 159.9 millones, y de US$ 616.8 millones para los doce meses del año.
- La UAFIRDA (Utilidad de Operación antes de depreciación, intereses e impuestos; EBITDA por sus siglas en inglés) fue de US$ 19.1 millones (12% a ventas) en el cuarto trimestre de 2005, y de US$ 63.3 millones (10% a ventas) en el año.
- De la comparación contra el mismo trimestre del año pasado, las ventas crecen en 5% y la UAFIRDA en 46%; comparando contra los doce meses del año anterior, las ventas crecen en 6% y la UAFIRDA aumenta 11%.

En 2005, los resultados operativos consolidados de SANLUIS son 11% superiores a los de 2004 debido principalmente al mayor volumen y mejores precios de venta en el negocio de Suspensiones, y menores gastos de operación en todos los negocios, conteniendo las presiones sobre los costos del acero, que tuvo un alza del 21% en 2005, del gas natural que subió 34% en este año, de la energía eléctrica que aumentó el 28%, así como del transporte de carga.

Para 2005, las ventas de la División Suspensiones (83% del volumen de ventas) fueron 13% superiores a las del año anterior, por mayor volumen tanto en Norteamérica como en Brasil, a la vez que por mejores precios de venta como resultado de mezcla de productos y lanzamiento de nuevas plataformas. En la División Frenos (17% de la venta consolidada) las ventas disminuyeron 16% durante este periodo, debido a la terminación anticipada de la vida útil de una importante plataforma automotriz cuyo menor volumen esperamos compensar con nuevos contratos en mano que impactarán favorablemente a partir de 2007.

SANLUIS Corporación, S.A. de C.V
Resultados Consolidados
(cifras en millones de dólares)

	2004				Total 2004	2005				Total 2005
Trimestre #	1	2	3	4		1	2	3	4	
Ventas por División										
- Suspensiones	101.8	116.1	111.7	123.3	452.9	124.7	131.8	121.0	132.9	510.4
- Frenos	33.9	35.2	29.1	29.1	127.3	26.7	27.2	25.5	27.0	106.4
Total Ventas	135.7	151.3	140.8	152.4	580.2	151.4	159.0	146.5	159.9	616.8
Uafirda	15.9	15.4	12.7	13.1	57.1	15.2	17.6	11.4	19.1	63.3
Margen (Uafirda/Vtas.)	12%	10%	9%	9%	10%	10%	11%	8%	12%	10%

El margen operativo (UAFIRDA/Ventas) en el periodo enero-diciembre 2005 es superior al obtenido en el mismo periodo del año anterior (10.2% vs. 9.8%), debido al mayor volumen y mejores precios de venta del negocio de Suspensiones y menores gastos de operación en todos los negocios, conteniendo las presiones sobre los costos ya comentadas, y después de absorber un impacto negativo como exportador neto, causado por la revaluación de 4.5% del peso mexicano contra el dólar estadounidense en 2005 y a pesar de una caída en la utilidad respectiva de SANLUIS Rassini Frenos, por el menor volumen de ventas. En la división Suspensiones, a raíz del incremento en el precio del acero, nuestra principal materia prima (que representa un 57% de nuestros costos directos), y después de intensas negociaciones con nuestros clientes, logramos el apoyo de los mismos para aumentar los precios de venta reflejando el total del aumento en los precios del acero en forma permanente. Esto, aunado a la mayor productividad alcanzada en nuestras plantas y a menores gastos de operación, apoyará a que los márgenes de utilidad se recuperen.

A pesar de la mayor UAFIRDA, el resultado después de gastos financieros es prácticamente igual al año anterior debido al incremento en las tasas de interés internacionales. Por otra parte, la revaluación del peso contra el dólar durante el año, genera una ganancia cambiaria por el nivel de endeudamiento neto en dólares que la empresa tiene, lo que junto con las ganancias monetarias sobre la posición pasiva neta de la empresa y las utilidades realizadas en las compras a descuento de parte de la deuda pendiente de reestructura a nivel de la empresa Tenedora, producen finalmente una Pérdida Neta en el año de US$ 1.9 millones que compara favorablemente contra la pérdida de US$ 5.3 millones reportada en el mismo periodo del año anterior.

En 2005 la empresa redujo su nivel de deuda en U$19.1 millones respecto a diciembre de 2004 y se negoció un cambio en el calendario de amortizaciones de principal de los créditos de SANLUIS Rassini Suspensiones, extendiendo un año y medio el plazo total y ajustando el programa de pagos para replicar la estacionalidad de los flujos de efectivo de este negocio.

En términos de generación de efectivo, SANLUIS logró en 2005 mejorar el Flujo Bruto de Operación en 26% sobre 2004, alcanzando U$ 65.3millones gracias a una importante mejora en el flujo del negocio de Suspensiones que compensó la caída en el negocio de Frenos, apoyado en una importante reducción de inventarios de materia prima y optimización del Capital de Trabajo. Consecuentemente, la disponibilidad de Efectivo al final de 2005 superó en 93% los saldos del año anterior.

SANLUIS

SANLUIS es una empresa dedicada a la producción de componentes para suspensiones y frenos, y está enfocado hacia la industria terminal productora de vehículos (OEMs por sus siglas en inglés).

Los productos del negocio de Suspensiones son: Muelles (parabólicas y multi-hoja), Resortes, Barras de Torsión, Bujes hule-metal, y Barras Estabilizadoras. En el negocio de Frenos se producen Discos y Tambores.

SANLUIS-Rassini tiene una participación del 90% en el mercado de muelles para camiones ligeros en la región Nafta (Estados Unidos, México y Canadá). En el

negocio de Frenos, SANLUIS-Rassini mantiene una participación del 12% en el segmento de vehículos ligeros en Estados Unidos y México. La base de clientes es sólida y diversificada, siendo los principales: General Motors, Ford Motor Company, Daimler-Chrysler, Nissan, Volkswagen y Toyota.

SANLUIS Corporación, S. A. DE C. V. Y SUBSIDIARIAS

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS

31 DE DICIEMBRE DE 2005 Y DE 2004

Cifras monetarias expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2005, excepto tipos de cambio que se presentan en pesos de valor nominal e importes por acción

NOTA 1 - ACTIVIDAD DE LA COMPAÑÍA Y OPERACIONES DISCONTINUADAS:

La principal actividad de SANLUIS Corporación, S. A. de C. V. (SANLUIS) y subsidiarias (la compañía) es la manufactura y venta de partes de suspensiones automotrices y componentes para frenos. La mayoría de las ventas de la compañía están denominadas en dólares (80% en 2005) y son realizadas a los productores de equipo original (OEMs por sus siglas en inglés). Las principales subsidiarias y asociadas se mencionan a continuación:

Compañía	Actividad	Participación accionaria (%)
Subsidiarias no operativas:		
SANLUIS Co - Inter, S. A. (SISA)	Tenedora de las acciones de SANLUIS Rassini Autopartes, S. A. de C. V.	100
SANLUIS Rassini Autopartes, S. A.de C. V. (SRA)	Tenedora de las acciones de las subsidiarias operativas mencionadas a continuación	100
Subsidiarias operativas:		
Grupo Suspensiones		
Rassini, S. A. de C. V. (Rassini)	Manufactura y venta de muelles y resortes helicoidales	100
Suspensiones Rassini, S. A. de C. V.	Manufactura y venta de muelles	100
Rassini NHK Autopecas, S/A	Manufactura y venta de muelles y resortes helicoidales	49.9
Rassini Torsion Bars, S. A. de C. V.	Manufactura y venta de barras de Torsión	96.7
Grupo Frenos		
SANLUIS Investments, LLC	Tenedora de SANLUIS Developments, LLC	100
SANLUIS Developments, LLC	Tenedora de Fundimak, S. A. de C. V.	47.6
Fundimak, S. A. de C. V. y subsidiarias (Rassini Frenos, S. A. de C. V. e Inmobiliaria Rassini, S. A. de C. V.)	Manufactura y venta de discos y tambores para sistemas de frenos	44.6

Asociada:

Brembo Rassini, S. A. de C. V.	Manufactura y venta de discos y tambores para sistemas de frenos	24

SANLUIS Developments, LLC

El 20 de septiembre de 2000 CCP SANLUIS, LLC, una sociedad de Chase Capital Partners (JPM) y AIP SANLUIS, LLC, una sociedad de American Industrial Partners (AIP), se asociaron con SANLUIS en su negocio de Frenos Automotrices, a través de la inversión temporal que por US$61.5 millones realizaron en la empresa SANLUIS Developments, LLC, la que a su vez es la tenedora principal de la empresa Fundimak, S.A. de C.V. y subsidiarias, y en las cuales SANLUIS mantiene el control y la administración de dicho negocio de Frenos.

El 20 de septiembre de 2005 terminó el período al que se habían comprometido JPM y AIP para mantener su participación en SANLUIS Developments, LLC. Dichos inversionistas han iniciado negociaciones con SANLUIS para vender sus participaciones, ya que SANLUIS goza contractualmente del derecho de preferencia para adquirir las mismas, conforme a las reglas, términos y condiciones que se tienen establecidos en los contratos celebrados con dichas sociedades. Es intención de SANLUIS ejercitar su derecho de preferencia para adquirir la participación de JPM y AIP, como se les ha comunicado. No obstante, dichos inversionistas decidieron acudir al arbitraje para que sea un árbitro el que les aclare sus dudas que han manifestado tener con respecto a la interpretación de los acuerdos convenidos que determinan la forma mediante la cual se deberá calcular el valor de venta de su inversión."

Venta de activos no estratégicos

Durante 2004 la compañía continuó la desinversión de las operaciones remanentes del negocio minero, los cuales se encuentran registrados como un activo en el renglón S07 en diciembre 2004; a la fecha de este reporte ya fueron concretadas estas operaciones reflejándolas en los renglones S03 y S19.

NOTA 2 - POLÍTICAS DE CONTABILIDAD SIGNIFICATIVAS:

Las políticas de contabilidad más importantes seguidas en la formulación de los estados financieros consolidados, incluyendo los conceptos, métodos y criterios relativos al reconocimiento de la inflación en los estados financieros, se resumen a continuación.

a. Reconocimiento de los efectos de la inflación

Los estados financieros consolidados han sido preparados de acuerdo con los Principios de Contabilidad Generalmente Aceptados (PCGA), emitidos por el Instituto Mexicano de Contadores Públicos (IMCP) y, en consecuencia, reconocen los efectos de la inflación en la información financiera de acuerdo con las siguientes reglas:

- Los inventarios y el costo de ventas se actualizan utilizando costos de reposición.

- La maquinaria y equipo de origen extranjero se actualizan aplicando el factor de inflación del país de origen a los correspondientes montos en moneda

extranjera y convirtiendo dichos montos a pesos utilizando el tipo de cambio a la fecha del balance general. Los inmuebles, maquinaria y equipo de origen nacional se actualizan aplicando un factor derivado del Índice Nacional de Precios al Consumidor (INPC).

- Los componentes de la inversión de los accionistas son actualizados utilizando factores derivados del INPC.

- La pérdida por tenencia de activos no monetarios [la diferencia neta entre: i) la actualización de la maquinaria y equipo de origen extranjero, los inventarios y el costo de ventas siguiendo el procedimiento descrito en los párrafos precedentes, y ii) los ajustes a los respectivos montos históricos considerando el INPC] se incluye en la inversión de los accionistas.

- La utilidad por posición monetaria se incluye como parte del costo integral de financiamiento.

b. Principios de consolidación

Los estados financieros consolidados incluyen a SANLUIS y a todas las compañías subsidiarias controladas por ésta. Todos los saldos y operaciones entre las compañías han sido eliminados en la consolidación.

c. Efectivo e inversiones temporales

La compañía considera como efectivo a las inversiones temporales de fácil realización con vencimientos menores a tres meses, las cuales se expresan a su valor de mercado. Los rendimientos correspondientes se registran en los resultados del año.

d. Inventarios y costo de ventas

Los inventarios se expresan a su costo de reposición determinado con base en el último costo de producción para el caso de productos terminados y el precio de la última compra para la materia prima y materiales. Los valores así determinados no exceden al valor de mercado.

El costo de ventas se determina por el método de últimas entradas-primeras salidas.

e. Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo se expresan a su costo el cual se actualiza como se menciona en el inciso a. de esta nota.

La depreciación es calculada por el método de línea recta con base en las vidas útiles estimadas de los activos, las cuales son revisadas periódicamente por expertos independientes.

f. Otras inversiones en acciones

Las inversiones en las cuales la compañía posee más del 20% pero menos del 50% del capital, se registran por el método de participación. Las otras inversiones en las que se posee menos del 20% del capital se expresan al costo y se actualizan mediante la aplicación de factores derivados del INPC.

La compañía evalúa periódicamente el valor de recuperación de sus inversiones en acciones y en caso de existir indicios de deterioro su valor en libros se

ajusta a su valor estimado de realización.

g. Revisión del valor en libros de los activos de larga duración

Las disposiciones establecidas en el Boletín C-15 "Deterioro en el Valor de los Activos de Larga Duración y su Disposición", emitido por el IMCP no tuvo impacto en los resultados y situación financiera de la compañía, ya que ésta evalúa periódicamente el valor de recuperación de sus activos de larga duración con base en el valor presente de los flujos de efectivo futuros de sus dos unidades generadoras de efectivo (Suspensiones y Frenos). Si el valor contable de los activos excediera el valor descontado se reconocería una pérdida de valor.

h. Crédito mercantil

El exceso del costo de las acciones de subsidiarias sobre el valor en libros (crédito mercantil) se expresa a su valor actualizado, determinado mediante la aplicación a su valor original de factores derivados del INPC, menos la correspondiente amortización acumulada. De conformidad con el Boletín B-7 "Adquisiciones de Negocios", a partir del 1 de enero de 2005 el crédito mercantil existente dejó de amortizarse y se evalúa su recuperabilidad anualmente a través de pruebas de deterioro.

i. Impuesto sobre la Renta (ISR) diferido y Participación de los Trabajadores en la Utilidad (PTU) diferida

La compañía reconoce los efectos del ISR diferido aplicando la tasa de impuesto vigente en el momento en que se estima que todas las diferencias entre los valores contables y fiscales de activos y pasivos (diferencias temporales) a la fecha de los estados financieros, se recuperarán o liquidarán.

La PTU diferida se registra solamente con base en aquellas diferencias temporales entre la utilidad neta del ejercicio contable y la fiscal aplicable para PTU, que se presume razonablemente provocarán un pasivo o un beneficio en el futuro.

j. Gastos de emisión y reestructuración de deuda

Los gastos de emisión y reestructuración de deuda se registran al costo y se actualizan aplicando factores derivados del INPC. Estos gastos se amortizan en línea recta considerando el plazo de vencimiento de la deuda.

k. Obligaciones laborales

Las primas de antigüedad que los trabajadores tienen derecho a percibir al terminar la relación laboral después de 15 años de servicios, así como las obligaciones bajo los planes de retiro que la compañía tiene establecidos para su personal, a los cuales éstos no contribuyen, se reconocen como costo de los años en que se prestan los servicios correspondientes, a través de aportaciones a fondos en fideicomisos irrevocables y reservas de pasivo, con base en estudios actuariales.

Las modificaciones a los planes, las variaciones en supuestos y el activo de transición se están amortizando sobre la vida laboral promedio remanente de los trabajadores que se espera reciban los beneficios del plan (aproximadamente 20 años).

A partir del 1 de enero de 2005 entraron en vigor en el Boletín D-3 "Obligaciones Laborales", las reglas aplicables por concepto de "Remuneraciones al término de la relación laboral", las cuales son aquellas que se otorgan a los trabajadores cuando concluyen su relación laboral antes de alcanzar la edad de retiro, ya sea por causas de reestructuración o por causas distintas de reestructuración.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se llevan a resultados en el año en que se vuelven exigibles.

l. Transacciones en monedas extranjeras y conversión de operaciones en el extranjero

Las transacciones en monedas extranjeras se registran a los tipos de cambio vigentes en las fechas de su concertación. Los activos y pasivos en dichas monedas se expresan en moneda nacional aplicando los tipos de cambio vigentes a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del ejercicio se aplican a los resultados o se capitalizan si son atribuibles a construcciones en proceso, como parte del costo integral de financiamiento.

Los estados financieros de las subsidiarias extranjeras clasificadas como entidades extranjeras que se incluyen en la consolidación se actualizan con el INPC del país en que la entidad reporta sus operaciones y posteriormente se convierten al tipo de cambio vigente al cierre del ejercicio. Al 31 de diciembre de 2005 y de 2004 las diferencias originadas por fluctuaciones en el tipo de cambio no fueron importantes y se registraron dentro de la utilidad o pérdida integral.

m. (Pérdida) utilidad por acción

La (pérdida) utilidad por acción se calcula dividiendo la (pérdida) utilidad de los accionistas mayoritarios entre el promedio ponderado del número de acciones en circulación (véase Nota 5a.).

n. Obligaciones convertibles en acciones de una subsidiaria

Las obligaciones convertibles obligatoriamente en acciones de SISA se registran de acuerdo con el Boletín C-12 "Instrumentos Financieros con Características de Pasivo, de Capital o de Ambos", el cual establece que cuando las obligaciones son convertibles a su vencimiento en un número fijo de acciones, los acreedores de la compañía asumen los mismos riesgos que los accionistas y, por lo tanto, deben clasificarse como inversión de los mismos. Por tratarse de un incremento en el capital contable de SISA no aportado por SANLUIS, dicho concepto a nivel consolidado se clasificó después de operaciones entre accionistas como aportación de los accionistas minoritarios, y se actualiza utilizando factores derivados del INPC.

Los intereses de dichas obligaciones se registran conforme se devengan en los resultados de cada año, acreditando a la inversión de los accionistas mayoritarios.

o. Utilidad integral

La utilidad (pérdida) integral está representada por la (pérdida) utilidad neta, más los efectos del resultado por tenencia de activos no monetarios y la

ganancia (pérdida) por la conversión de moneda extranjera, así como por aquellas partidas que por disposición específica se reflejan en el capital contable y no constituyen aportaciones, reducciones y distribuciones de capital, y se actualiza aplicando factores derivados del INPC

p. Reconocimiento de ingresos

La compañía reconoce sus ingresos al momento de la entrega de los productos y de la aceptación de éstos por parte de los clientes. Las ventas se reconocen solamente cuando la compañía ha transferido al comprador los riesgos de la propiedad de las mercancías y cuando el precio de venta y los costos incurridos o por incurrir se pueden cuantificar.

q. Uso de estimaciones

La preparación de estados financieros de acuerdo con los PCGA requiere que la administración de la compañía efectúe estimaciones que afectan los importes reportados en los estados financieros. Los resultados reales podrían diferir de dichas estimaciones.

r. Nuevos pronunciamientos contables

A partir del 1 de enero de 2005 entraron en vigor las disposiciones del Boletín B-7 "Adquisiciones de Negocios", emitido por el IMCP. Este boletín establece reglas más precisas y actualizadas para el tratamiento contable de adquisiciones de negocios e inversiones en entidades asociadas, adopta el método de compra como regla única de valuación para la adquisición de negocios, modifica el tratamiento contable del crédito mercantil y elimina su amortización, sujetándolo a las reglas de deterioro. Los efectos de adoptar este boletín en lo relativo a la amortización del crédito mercantil se mencionan en la Nota 2h.

El Boletín B-7 también complementa el tratamiento contable de los activos intangibles reconocidos en una adquisición de negocios y da reglas específicas en la adquisición del interés minoritario y para transferencias de activos o intercambio de acciones entre entidades bajo control común. Las políticas contables utilizadas actualmente son consistentes con el tratamiento establecido en el Boletín B-7.

El Boletín C-10 "Instrumentos financieros derivados y operaciones de cobertura", emitido por el IMCP y con vigencia a partir del 1 de enero de 2005, establece las características que los instrumentos financieros deben reunir para ser considerados como derivados, y también establece las condiciones para que los instrumentos financieros derivados sean considerados como de cobertura, definiendo el concepto de efectividad, señalando las reglas de valuación de los instrumentos de cobertura y del tratamiento contable de los cambios en el valor de los mismos. Asimismo, da las reglas de revelación y presentación de este tipo de instrumentos.

Las políticas contables utilizadas actualmente son consistentes con el tratamiento establecido en este Boletín.

NOTA 3 - POSICIÓN DE LA COMPAÑÍA EN MONEDAS EXTRANJERAS:

La compañía opera básicamente en los mercados de Estados Unidos de América y Canadá y la mayoría de sus ventas y financiamientos están denominados en dólares americanos (US$)

Al 31 de diciembre de 2005 el tipo de cambio fue de $10.7109 por dólar americano ($11.2183 al 31 de diciembre de 2004). La compañía no cuenta con instrumentos de protección contra riesgos cambiarios, sin embargo, cuenta con una cobertura natural, ya que el 80% de ventas están denominadas en esta moneda.

NOTA 4 - DEUDA A CORTO Y LARGO PLAZOS:

Deuda del Grupo Suspensiones (Restructured Credit Agreement - RCA)

Al 31 de diciembre de 2005 la deuda del Grupo Suspensiones asciende a $2,095,523 (US$195.6 millones) y se divide en un Bloque "A" por $1,491,716 (US$139.3 millones) y un Bloque "B" por $603,807 (US$56.3 millones). El Bloque "A" se está amortizando en forma creciente a partir de diciembre de 2003 y con un pago complementario en junio de 2010. El Bloque "B" es pagadero totalmente en junio de 2010.

El contrato de crédito establece ciertas restricciones operativas y financieras para las empresas integrantes del Grupo Suspensiones, las cuales limitan o prohíben, entre otras cosas, la posibilidad de decretar dividendos, incurrir en deuda adicional, otorgar activos en garantía, efectuar algunas ventas de activos, contratar operaciones con instrumentos financieros, efectuar inversiones de capital y realizar cualquier transacción que involucre el pago de efectivo a SANLUIS y a las subsidiarias del Grupo Frenos. Además, dentro de ciertas condiciones, se establece que los fondos provenientes de cualquier emisión de capital, venta de activos o contratación de deuda adicional deberán ser utilizados para prepagar este financiamiento, el cual está garantizado con todos los activos del Grupo Suspensiones y acciones representativas del capital de SRA y sus subsidiarias.

El 27 de julio de 2005, se firmó un convenio modificatorio "Amendment Agreement" con los bancos acreedores del RCA, en donde se modifican algunos términos incluidos en el contrato original, entre los cuales destacan: a) la modificación en los importes de las amortizaciones, b) el plazo de vencimiento de las mismas, pasando del 31 de diciembre de 2008 al 15 de junio de 2010; c) la modificación de algunas restricciones financieras y ciertos términos y condiciones incluidas en el contrato original.

Este financiamiento causa intereses a la "Eurodollar Rate" más un margen de 3.5% hasta el 15 de junio del 2010, siempre y cuando se haya venido cumpliendo con el nuevo programa de amortización, ya que de lo contrario los bancos acreedores tendrían derecho a una sobre tasa de 2 puntos porcentuales adicionales a partir del 1 de enero del 2007.

A la fecha de los estados financieros se cumple con las restricciones financieras establecidas en el contrato

Eurobonos y Europapel Comercial

En diciembre de 2002 la compañía concluyó la reestructuración de una emisión de Eurobonos por US$200 millones y de su programa de Europapel Comercial por US$77.5 millones, logrando la aceptación del 94% de los tenedores de los Eurobonos y del 75% de los tenedores de Europapel Comercial. Durante 2004 y 2003 algunos de los tenedores que originalmente no habían reestructurado aceptaron hacerlo en términos y condiciones similares al resto de sus

acreedores, por lo que la compañía adquirió deuda a descuento por $178,364 (US$15.6 millones) y $12,326 (US$1.1 millones) en cada uno de esos años, al 31 de diciembre de 2005 se ha adquirido deuda a descuento por $ 8,280 (US$ 0.8 millones)

La deuda no reestructurada de los tenedores de Eurobonos asciende a $72,706 (US$6.8 millones), y se refleja en los estados financieros consolidados adjuntos como una obligación a plazo mayor de un año para adecuar su vencimiento a los acuerdos y términos de reestructura alcanzados con la mayoría de los tenedores, los cuales son obligatorios para todos los tenedores de Eurobonos, conforme al documento original de emisión. La deuda no reestructurada correspondiente al Europapel Comercial por $71,549 (US6.7 millones) y se presenta en los estados financieros consolidados como una obligación a corto plazo.

Emisión de obligaciones con vencimiento en 2010

En diciembre de 2002 SISA emitió US$47.5 millones de obligaciones con vencimiento el 30 de junio de 2010, sujetas a una tasa de interés fija del 8% anual y garantizadas por todas las subsidiarias operativas y algunas no operativas de SRA. Los intereses son pagaderos anualmente siempre y cuando SRA y sus subsidiarias generen excedentes de efectivo de acuerdo con el cálculo definido en el contrato, en caso contrario se capitalizan. Al 31 de diciembre de 2005 el saldo principal de estas obligaciones, incluyendo los intereses capitalizados por el principal asciende a $627,608 (US$58.6 millones).

Crédito simple y revolvente de Fundimak

El 28 de junio de 2004 Fundimak obtuvo una línea de crédito de Comerica Bank México, S. A. que incluye un crédito simple a plazo determinado hasta por US$25 millones y un crédito revolvente hasta por US$15 millones, este último no ha sido ejercido y por acuerdo de las partes en septiembre de 2005 está línea fue cancelada.

Al 31 de diciembre de 2004 Fundimak había ejercido la totalidad del crédito simple, el cual causa intereses a la tasa LIBOR más 2.75 puntos y es pagadero en 20 amortizaciones trimestrales de US$1.25 millones, más intereses sobre saldos insolutos, a partir de septiembre de 2004.

El crédito está garantizado con una hipoteca industrial sobre el inmueble, construcciones, maquinaria y equipo, inventarios y cuentas por cobrar de Rassini Frenos, S. A. de C. V. (Rassini Frenos) e Inmobiliaria Rassini, S. A. de C. V., en su carácter de obligados solidarios.
A la fecha del presente reporte, la compañía cumple con las razones financieras establecidas en el contrato de crédito vigente.

NOTA 5 - INVERSIÓN DE LOS ACCIONISTAS:

a. Reestructura accionaria

Al 31 de diciembre de 2003 las acciones autorizadas y suscritas (por series) del capital social de la compañía eran como se muestra a continuación:

Número de acciones

Suscritas y en

ANEXO 2

Serie	Autorizadas	En tesorería	Recompradas	circulación
"A"	108,874,950	(1,210,500)		107,664,450
"B"	54,437,472	(10,835,766)	(3,504,000)	40,097,706
"C"	54,437,472	(10,835,766)	(3,504,000)	40,097,706
"D"	54,437,472	(10,835,766)	(3,504,000)	40,097,706
	272,187,366	(33,717,798)	(10,512,000)	227,957,568

Las acciones de la Serie "A" (las cuales solamente pueden ser adquiridas por mexicanos) y de la Serie "B" tienen derechos de voto pleno. Las acciones de la Serie "C" no tienen derecho a voto y las de la Serie "D" eran de voto limitado y convertibles en acciones Serie "A" el 30 de noviembre de 2004. Adicionalmente, las acciones de la Serie "D" tenían derecho a recibir un dividendo preferente anual acumulativo de $.0048 por acción, equivalente al 5% del valor teórico de las acciones.

Para efectos de cotización en el mercado de valores de México, la compañía había emitido Certificados de Participación Ordinarios (CPOs), representados por una acción Serie "B", una Serie "C" y una "D". Las acciones de la Serie "A" cotizaban por separado.

En Asambleas Especiales de Accionistas de las Series "A", "B","C" y "D" y en Asamblea General Extraordinaria de Accionistas celebradas el 26 de noviembre de 2004 se autorizó llevar a cabo la reestructuración del capital social de SANLUIS como se describe a continuación:

1. Cancelar las 33,717,798 acciones que se mantenían en la Tesorería de la Sociedad pendientes de suscripción y pago.

2. Cancelar las 10,512,000 acciones que habían sido recompradas.

3. Llevar a cabo el pago del dividendo preferente anual acumulado devengado a partir del año 1998 y hasta noviembre de 2004, a que tenían derecho las acciones en circulación de la Serie "D" por una cantidad total acumulada de $1,353, equivalente a $0.034 por acción, previamente a su conversión en acciones de la Serie "A".

4. Convertir anticipadamente las 40,097,706 acciones de la Serie "D" en igual número de acciones de la Serie "A".

5. Modificar la composición de los CPOs que cotizaban en el mercado, con el fin de que en lo sucesivo las 147,762,156 acciones de la Serie "A", que incluyen las 40,097,706 nuevas acciones de dicha serie provenientes de la conversión de las acciones de la Serie "D", coticen en el mercado en forma independiente, pero ahora bajo nuevos CPOs que amparan cada uno de ellos una acción de la Serie "A" (CPOs - A), y las acciones de las Series "B" y "C" coticen en el mercado bajo nuevos CPOs que amparan cada uno de ellos una acción de la Serie "B" ordinaria con derechos de voto pleno y una acción de la Serie "C" sin derecho de voto (CPOs - BC).

6. Aumentar la parte fija del capital social en $5,957, a pagarse mediante la capitalización de dicha suma de la cuenta de utilidades acumuladas pendientes de distribuir, emitiéndose para representar dicho aumento 30,886,070 nuevas acciones de la Serie "B" y 30,886,070 nuevas acciones de la Serie "C", las cuales se entregaron a los accionistas a razón de 0.1354904567 de acción Serie "B" y de 0.1354904567 de acción Serie "C" por cada una de las acciones de la

Sociedad en circulación de que eran tenedores; en el concepto de que dichas nuevas acciones de la Serie "B" y de la Serie "C" se entregaron a los accionistas integradas en CPOs, a razón de un nuevo CPO por cada 7.380594811 acciones en circulación de que los accionistas eran tenedores.

Después de estos acuerdos, el capital social al 31 de diciembre de 2005 está integrado como se muestra a continuación:

Serie	Acciones autorizadas, suscritas y en circulación
"A"	147,762,156
"B"	70,983,776
"C"	70,983,776
	289,729,708

b. Emisión de obligaciones convertibles en acciones de una subsidiaria

En diciembre de 2002 SISA emitió US$76.2 millones de obligaciones que serán convertibles obligatoriamente en acciones Serie "B" de SISA, si la compañía no liquidara el saldo principal y sus intereses antes del 30 de junio de 2011 o si ocurriera algún incumplimiento previsto en el documento de emisión. Estas obligaciones causan intereses a una tasa fija del 7% anual capitalizable semestralmente y al 31 de diciembre de 2005 el saldo del principal asciende a $ 816,350 (véase Nota 2n.).

c. Disposiciones fiscales en relación al pago de dividendos

En caso de pagarse dividendos con cargo a utilidades acumuladas que provengan de la Cuenta de Utilidad Fiscal Neta (CUFIN), no se causará un impuesto, de acuerdo con las disposiciones de la Ley del Impuesto sobre la Renta (LISR). Los dividendos preferentes mencionados en el inciso a.3. de esta nota estuvieron exentos por provenir de la CUFIN.

En caso de reducción de capital, se considera dividendo el excedente del capital contable sobre la suma de los saldos de las cuentas de capital de aportación, utilidad fiscal neta y utilidad fiscal neta reinvertida, conforme a los procedimientos establecidos por la LISR.

NOTA 6 - IMPUESTO SOBRE LA RENTA, PARTICIPACIÓN DE LOS TRABAJADORES EN LA UTILIDAD, IMPUESTO AL ACTIVO (IA) E IMPUESTOS DIFERIDOS:

El resultado fiscal difiere del resultado contable consolidado debido, principalmente, a las diferencias de carácter permanente originadas por el reconocimiento de los efectos de la inflación sobre diferentes bases y a los gastos no deducibles. El ISR corriente de 2005 está representado por los impuestos causados por sus subsidiarias ubicadas en Brasil y Estados Unidos de América que no participan en la consolidación fiscal.

Las subsidiarias de SANLUIS preparan su declaración individual de ISR cada año. Además, SANLUIS prepara una declaración consolidada para fines fiscales. A partir de 2005 la participación consolidable para efectos fiscales es del 100%.

Adicionalmente, las modificaciones a la LISR incluyeron:

1. Reducir la tasa del ISR del 33% que aplicó para 2004 a 30% en 2005, y anualmente se reducirá en 1% hasta llegar a 28% en 2007.

2. A partir de 2005 la deducción fiscal de los inventarios a través de las compras cambió por la deducción del costo de ventas. Esto implica que la compañía optó por deducir en 2005 el costo de las existencias al 31 de diciembre de 2004, siempre y cuando acumule en un período de cuatro a doce años el valor fiscal de dicho inventario, determinado con base en las reglas contenidas en la misma ley, disminuido, en su caso, de las pérdidas fiscales pendientes de amortizar al 31 de diciembre de 2004.

La PTU se calcula individualmente en cada compañía en los términos de la LISR.

NOTA 7 MERCADO

Como se menciona en la Nota 3, la compañía opera principalmente en los mercados de Estados Unidos de América y Canadá.

Tres de los clientes de la compañía representan el 77% de sus ventas netas al 31 de diciembre de 2005. Aunque la compañía ha mantenido relaciones comerciales durante muchos años con estos clientes, una reducción sustancial en las ventas a cualquiera de éstos podría tener un efecto significativo en la situación financiera y en los resultados de la compañía.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2005**
SANLUIS CORPORACION , S. A. DE C. V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Previa

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 ADMINISTRACION Y CONTROL SANLUIS, S.A. DE C.V.	TENEDORA	804,390,215	99.99	1,149,082	446,873
2 SANLUIS CO-INTER, S.A.	TENEDORA	4,899,999	99.99	587,496	651,320
3 CORPORACION TURISTICA SANLUIS, S.A. DE C.V.	TENEDORA	384,048,808	99.99	701,105	1,776,117
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**2,437,683**	**2,874,310**
ASOCIADAS					
1 BREMBO RASSINI, S.A DE C.V.	PRODUCCION Y VENTA DE DISCOS Y ROTORES	165,315	24.00	8,495	68,138
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**8,495**	**68,138**
OTRAS INVERSIONES PERMANENTES					**2,675**
T O T A L					**2,945,123**

OBSERVACIONES

CLAVE DE COTIZACION: SANLUIS
SANLUIS CORPORACION , S. A. DE C. V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: 4 AÑO: 2005

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Previa

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
HSBC Bank plc.(banco agente)	20/09/2001	9.00	0	0	0	0	0	0	0	0	71,550	0	0	0	0	0
The Bank of New York (Truste	18/03/2008	8.88	0	0	0	0	0	0	0	0	0	0	0	72,705	0	0
RCA (Reestructured Credit Ag	31/12/2008	8.00	0	0	0	0	0	0	0	0	0	192,796	267,773	321,327	342,749	970,878
Emisión de obligaciones Nota	30/06/2010	8.00	0	0	0	0	0	0	0	0	0	0	0	0	0	627,608
Comerica	27/06/2009	7.30	0	0	0	53,554	53,555	53,554	40,166	0	0	0	0	0	0	0
Prestamos Brasil	15/05/2008	12.00	0	0	0	0	0	0	0	0	0	34,057	781	224	0	0
TOTAL BANCARIOS			**0**	**0**	**0**	**53,554**	**53,555**	**53,554**	**40,166**	**0**	**71,550**	**226,853**	**268,554**	**394,256**	**342,749**	**1,598,486**
PROVEEDORES																
PROVEEDORES																
CIA SIDERURGICA DE CALIFORNI	15/03/2006		0	0	150,669	148,897	0	0	0	0	0	0	0	0	0	0
SUMITOMO CANADA LIMITED	24/04/2006		0	0	0	0	0	0	0	0	116	144,835	0	0	0	0
STEELCO. INC.	23/02/2006		0	0	0	17,088	0	0	0	0	0	20,154	0	0	0	0
SIMEC INTERNATIONAL	25/10/2005		0	0	21,026	15,864	0	0	0	0	0	0	0	0	0	0
ACEROS VILLARES	08/01/2006		0	0	0	0	0	0	0	0	17,154	0	0	0	0	0
GENERAL MOTORS Co.	31/12/2005		0	0	0	0	0	0	0	0	0	13,046	0	0	0	0
GERDAU	14/01/2006		0	0	0	0	0	0	0	0	5,729	0	0	0	0	0
TIMKEN DE MEXICO, SA DE CV	31/03/2006		0	0	3,699	2,253	0	0	0	0	0	0	0	0	0	0
PARTES DE PLASTICO DE MEXICO	08/02/2006		0	0	83	5,552	0	0	0	0	0	0	0	0	0	0
GRUPO COLLADO SA DE CV	20/02/2006		3,680	0	1,325	0	0	0	0	0	0	0	0	0	0	0
OTROS PROVEEDORES			72,698	0	85,031	44,915	0	0	0	0	4,674	14,319	0	0	0	0
TOTAL PROVEEDORES			**76,378**	**0**	**261,833**	**234,569**	**0**	**0**	**0**	**0**	**27,673**	**192,354**	**0**	**0**	**0**	**0**
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
OTROS PASIVOS			188,486	0	0	360,157	0	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**188,486**	**0**	**0**	**360,157**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Previa

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
TOTAL			264,864	0	261,833	648,280	53,555	53,554	40,166	0	99,223	419,207	268,554	394,256	342,749	1,598,486

OBSERVACIONES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $10.7109 PESOS POR DÓLAR AMERICANO

Como se menciona en la nota 4 a los estados financieros, la compañía entró en un programa de reestructura la cual concluyó en diciembre 2002, dentro de la cual se incluyó un programa de Europapel Comercial por US$ 77.5 millones, donde se logró la aceptación del 75% de los tenedores, durante 2005, 2004 y 2003 algunos de los tenedores que originalmente no habían reestructurado, aceptaron hacerlo en los mismos términos y condiciones. Este instrumento se considera a corto plazo por las características y condiciones de su emisión original, donde los plazos eran de 90 a 180 días, con cobro de intereses en forma anticipada, la deuda no reestructurada por $ 75,312 miles (US$ 7.0 millones) fue la parte de los tenedores que no se incorporaron a dicha reestructura.

Se incluyen los pasivos de los principales proveedores, considerando el saldo al 31 de diciembre de 2005, con vencimientos de acuerdo a las condiciones actuales con cada uno de ellos, haciéndose revolventes con el transcurso del tiempo, dependiendo del volumen de operaciones que mantengan las compañías del grupo.

El saldo de otros pasivos se integra principalmente por provisiones de gastos de operación, prestaciones al personal, prestación de servicios e intereses que se van devengando en el transcurso del tiempo, los cuales se van haciendo revolventes y son pagados conforme su exigibilidad la cual es muy variable, incluye Cupon Cero por $3,119 miles de pesos con vencimientos trimestrales.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2005**

SANLUIS CORPORACION , S. A. DE C. V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**

Impresión Previa

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	109,772	1,175,757	16,670	178,551	1,354,308
PASIVO	369,797	3,960,856	16,826	180,222	4,141,078
CORTO PLAZO	112,926	1,209,536	16,826	180,222	1,389,758
LARGO PLAZO	256,871	2,751,320	0	0	2,751,320
SALDO NETO	(260,025)	(2,785,099)	(156)	(1,671)	(2,786,770)

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

INCLUYE ACTIVOS Y PASIVOS MONETARIOS.

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $10.7109 PESOS POR DÓLAR AMERICANO, EN LA COLUMNA DE OTRAS MONEDAS, LA MONEDA ORIGEN ES EL REAL Y EL TIPO DE CAMBIO FUE $2.3399

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2005**
SANLUIS CORPORACION , S. A. DE C. V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7 **CONSOLIDADO**
Impresión Previa

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	1,360,573	4,924,543	3,563,971	0.00	0
FEBRERO	1,870,083	4,757,071	2,886,988	0.33	9,527
MARZO	1,936,652	4,567,610	2,630,958	0.45	11,839
ABRIL	2,003,252	4,751,096	2,747,844	0.35	9,617
MAYO	1,845,184	4,891,150	3,045,965	(0.25)	(7,615)
JUNIO	1,979,276	4,947,926	2,968,649	(0.09)	(2,672)
JULIO	2,187,241	4,388,464	2,201,223	0.39	8,585
AGOSTO	2,117,214	4,264,352	2,147,139	0.11	2,362
SEPTIEMBRE	2,027,284	4,232,256	2,204,972	0.42	9,261
OCTUBRE	2,109,459	4,639,525	2,530,066	0.24	6,072
NOVIEMBRE	2,135,956	4,645,764	2,509,808	0.71	17,820
DICIEMBRE	2,144,071	4,621,618	2,477,547	0.44	1,124
ACTUALIZACION:	0	0	0	0.00	1,180
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**67,100**

OBSERVACIONES

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2005**

SANLUIS CORPORACION , S. A. DE C. V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**

Impresión Previa

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
N/A

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2005**
SANLUIS CORPORACION , S. A. DE C. V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Previa

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
RASSINI XALOSTOC (1)	FABRICACION Y VENTA DE MUELLES	2,165	76
RASSINI P.NEGRAS (1)	FABRICACION Y VENTA DE RESORTES	5,740	54
RASSINI P.NEGRAS (1)	FABRICACION Y VENTA DE MUELLES	5,209	88
RASSINI	FABRICACION Y VENTA DE BARRAS	4,122	48
TORSION BARS (1)	DE TORSION	0	0
SUSPENSIONES RASSINI (1)	FABRICACION Y VENTA DE MUELLES	4,200	90
RASSINI	FABRICACION Y VENTA DE DISCOS,	0	0
FRENOS (1)	TAMBORES Y ROTORES	7,500	61
BYPASA (1)	FABRICACION Y VENTA DE BUJES	44,000	87
MUELLES BRASIL (2)	FABRICACION Y VENTA DE MUELLES	58,000	89
RESORTES BRASIL (1)	FABRICACION Y VENTA DE RESORTES	3,200	88
RASSINI CHASSIS SYSTEM (1)	FABRICACION Y VENTA DE RESORTES	4,000	44

OBSERVACIONES

(1) MILES DE PIEZAS ANUALES
(2) TONELADAS ANUALES

CLAVE DE COTIZACION: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

TRIMESTRE: **4** AÑO: **2005**

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Previa

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
SOLERA	SIMEC INTERNATIONAL ACEROS VILLARES (BRASIL) GERDAU (BRASIL)		NORAMBAR SLATER STEELS INC.		57.10
BARRA REDONDA	SIMEC INTERNATIONAL ACEROS VILLARES (BRASIL) GERDAU (BRASIL)		NORAMBAR ASCOMETAL ALLEVARD		
CHATARRA DE 1a. AUTOMOTRIZ	HYLSA PUEBLA		SLATER STEELS INC.		24.80

OBSERVACIONES

FILE No. 82-2867

CLAVE DE COTIZACION: SANLUIS
SANLUIS CORPORACION , S. A. DE C. V.

TRIMESTRE: 4 AÑO: 2005

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Previa

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
(PZAS) MUELLES	8,917,304	3,105,613	297,425	376,591		RASSINI	ARMADORAS AUTC
(PZAS) BARRAS DE TORSION PIEDRAS N.	1,986,014	178,361	1,061,195	85,610		RASSINI	ARMADORAS AUTC
(PZAS) RESORTES HELICOIDALES	4,779,202	419,965	3,305,352	258,572		RASSINI	ARMADORAS AUTC
(PZAS) DISCOS TAMBORES, ROTORES	7,259,605	988,118	3,666,840	390,680		RASSINI	ARMADORAS AUTC
RASSINI FRENOS						RASSINI	ARMADORAS AUTC
(TONS) BRASIL	59,510	1,040,304	56,379	1,245,461		RNA	
(PZAS) BUJES	1,803,400	7,587	1,803,400	8,721		BYPASA	ARMADORAS AUTC
TOTAL		5,739,948		2,365,635			

FILE No.82-2867

CLAVE DE COTIZACION: SANLUIS
SANLUIS CORPORACION , S. A. DE C. V.

TRIMESTRE: 4 AÑO: 2005

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
(PZAS) MUELLES			8,466,667	3,336,039	E.U.A. Y CANADA	RASSINI	ARMADORAS AUTC
(PZAS) BARRAS DE TORSION PIEDRAS N.			958,067	129,475	E.U.A.	RASSINI	ARMADORAS AUTC
(PZAS) RESORTES HELICOIDALES			1,484,393	156,269	E.U.A.	RASSINI	ARMADORAS AUTC
(TONS) BRASIL			2,912	64,207		RNA	ARMADORAS AUTC
(PZAS) DISCOS, TAMBORES, ROTORES RASSINI FRENOS			3,592,765	789,367	E.U.A.	RASSINI	ARMADORAS AUTC
TOTAL				4,475,357			

OBSERVACIONES

El volumen se representa en unidades.
El monto se representa en miles de pesos.
Las ventas de Brasil corresponden a muelles y resortes; en los casos de Brasil y Resortes USA se consideran las ventas realizadas en estos países como nacionales y las realizadas fuera de estos como exportación.

FILE No. 82-2867

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2005**

SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR $	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
A		11	147,762,156		147,762,156		14,250	
B		11	70,983,776			70,983,776	6,846	
C		11	70,983,776			70,983,776	6,846	
TOTAL			**289,729,708**	**0**	**147,762,156**	**141,967,552**	**27,942**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
289,729,708

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

LAS ACCIONES DE LAS SERIES 'B' y 'C' NO COTIZAN INDIVIDUALMENTE, ESTAS SERIE SE INTEGRAN EN 70,983,776 CPO'S LOS CUALES SE PODRAN IDENTIFICAR COMO CPO'S-BC Y COTIZAN EN LA BMV. DICHOS CPO´S ESTAN REPRESENTADOS CADA UNO DE ELLOS POR UNA ACCION 'B' Y UNA 'C'.

LAS ACCIONES DE LA SERIE 'A' COTIZAN INDIVIDUALMENTE. LA TENENCIA DE DICHAS ACCIONES SE REALIZA A TRAVÉS DE "CPOs-A" QUE REPRESENTAN CADA UNO DE ELLOS U ACCIÓN "A".

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2005**

SANLUIS CORPORACION , S. A. DE C. V.

Información de Proyectos

(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO

Impresión Final

NINGUNA DE IMPORTANCIA

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

Para consolidar las operaciones de Rassini NHK Autopecas, S/A (localizada en Brasil) y Rassini International, L.L.C. (localizada en Estados Unidos de América)se utiliza la metodología establecida en el Boletín B-15 "Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras", convirtiendo los activos y pasivos (monetarios y no monetarios), así como los ingresos y gastos, al tipo de cambio vigente.

Tipos de cambio de Reales por Dólar

	Año Anterior	Actual
Tipo de cambio de cierre	2.6536	2.3399
Tipo de cambio promedio	2.9256	2.4333

Tipos de cambio de Pesos por Dólar

	Año Anterior	Actual
Tipo de cambio de cierre	11.2183	10.7109
Tipo de cambio promedio	11.2881	11.8957

Las diferencias originadas por la conversión de dichos estados financieros a pesos se registran dentro de la insuficiencia en la actualización del capital. Al 31 de diciembre de 2005 y 2004 los efectos de conversión de Rassini NHK Autopecas y Rassini International, L.L.C., no fueron importantes.

CLAVE DE COTIZACION: SANLUIS FECHA: 24/02/2006 12:19
SANLUIS CORPORACION , S. A. DE C. V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	SANLUIS CORPORACION . S. A. DE C. V.
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5-229-58-00
FAX:	5-202-6604
DIRECCION DE INTERNET:	www.sanluisrassini.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	SCO960314EE3
DOMICILIO	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	LIC GUSTAVO ZENIZO GONZALEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO .D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	gzenizo@sanluiscorp.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE EJECUTIVO Y CONSEJERO DELEGADO
NOMBRE:	ANTONIO MADERO BRACHO
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	amadero@sanluiscorp.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING ANTONIO MADERO BRACHO
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	amadero@sanluiscorp.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR GENERAL DE FINANZAS Y CFO
NOMBRE:	ING SERGIO MAURICIO VISINTINI FRESCHI
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	svisintini@sanluiscorp.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. JUAN PABLO SANCHEZ KANTER
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	jsanchez@sanluiscorp.com.mx

FILE No. 82-2001

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. GUSTAVO ZENIZO GONZALEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	gzenizo@sanluiscorp.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	GUSTAVO ZENIZO GONZALEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	gzenizo@sanluiscorp.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. JUAN PABLO ROSAS PEREZ
DOMICILIO:	CAMPOS ELISEOS 345
COLONIA:	CHAPULTEPEC POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	52795400
FAX:	52807614
E-MAIL:	jrosas@s-s.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. ANTONIO OLIVO FARIAS
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	aolivo@sanluiscorp.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS Y CFO
NOMBRE:	ING. SERGIO MAURICIO VISINTINI FRESCHI
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	svisintini@sanluiscorp.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	CONTRALOR GENERAL
NOMBRE:	C.P. PABLO GOMEZ LOPEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	pgomezl@sanluiscorp.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: SANLUIS
SANLUIS CORPORACION , S. A. DE C. V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING SERGIO MAURICIO VISINTINI FRESCHI
DIRECTOR GENERAL DE FINANZAS Y CFO

C.P. JUAN PABLO SÁNCHEZ KANTER
DIRECTOR DE FINANZAS

MEXICO, D.F., A 24 DE FEBRERO DE 2006

File No. 82-2807

9

r4: LOS GASTOS DE OPERACIÓN INCLUYEN LA DEPRECIACIÓN Y AMORTIZACIÓN DEL AÑO POR $334,495 EN 2005 Y $ 392,987 EN 2004 VER RENGLÓN C-13 DEL ESTADO DE CAMBIOS.

Los cálculos del anexo de Datos por Acción se realiza con información de los últimos doce meses, y el número de acciones que se toman para el cálculo son 289,729,708 acciones en circulación a la fecha de los estados financieros.

C06: La variación presentada en el estado de cambios, está influenciada por efectos de inflación y devaluación de la moneda, sin embargo, en términos de dólares se realizaron amortizaciones reales a la deuda por un monto neto de US$ 19.1 millones.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.